               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No. 6)

                     INLAND RESOURCES, INC.
                         (Name of Issuer)

                 Common Stock, $0.001 Par Value
                 (Title of Class of Securities)

                          90336P100
                       (CUSIP Number)

                      David A. Persing
                      885 Third Avenue
                     New York, NY  10022
                       (212) 888-5500
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                       June 12, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box.             [ ]




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                           SCHEDULE 13D

CUSIP No.   90336P100

1.   NAME OF REPORTING PERSON            Pengo Industries Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                   75-1570640

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                       N.A.

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION                Texas
__________________
                  |    7.   SOLE VOTING POWER          3,846,441
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER               --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER     3,846,441
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER           --

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                  3,846,441

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    48.7%


14.  TYPE OF REPORTING PERSON                                CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                           SCHEDULE 13D

CUSIP No.   90336P100

1.   NAME OF REPORTING PERSON            Pengo Securities Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                   13-3776325

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                        WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION              New York
__________________
                  |    7.   SOLE VOTING POWER         3,846,441
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER              --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER    3,846,441
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER          --

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                 3,846,441

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)             [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    48.7%


14.  TYPE OF REPORTING PERSON                                CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                           SCHEDULE 13D

CUSIP No.   90336P100

1.   NAME OF REPORTING PERSON                Randall D. Smith

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Not furnished

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                        PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION             New York
__________________
                  |    7.   SOLE VOTING POWER          982,410
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER             --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER     982,410
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER         --

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                  982,410

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   15.6%


14.  TYPE OF REPORTING PERSON                               IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                           SCHEDULE 13D

CUSIP No.   90336P100

1.   NAME OF REPORTING PERSON                        John W. Adams

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Not furnished

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]

                                                          (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                           PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION              New Jersey
__________________
                  |    7.   SOLE VOTING POWER             163,735
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER                --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER        163,735
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER            --

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                     163,735

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)              [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      2.6%


14.  TYPE OF REPORTING PERSON                                  IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                           SCHEDULE 13D

CUSIP No.   90336P100

1.   NAME OF REPORTING PERSON                        Jeffrey A. Smith

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Not furnished

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]

                                                           (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                            PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION                    Texas
__________________
                  |    7.   SOLE VOTING POWER              163,735
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER                 --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER         163,735
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER             --

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                      163,735

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)               [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       2.6%


14.  TYPE OF REPORTING PERSON                                   IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!



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Item 1.     Security and Issuer.

          This Schedule 13D relates to shares of Common Stock, par value $.001 per share, of Inland Resources Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 475 17th Street, Suite 1500, Denver, Colorado, identified in Item 2 below.


Item 2.     Identify and Background

         This Schedule 13D is filed by the following persons:

     A. Pengo Securities Corp. ("Pengo Securities"). Pengo is a New York corporation having its principal business address at 885 Third Avenue, 34th Floor, New York, New York 10022. Pengo Securities' principal business is making investments.

     B. Pengo Industries, Inc. ("Pengo Industries"). Pengo Industries is a Texas corporation having its principal business address at 885 Third Avenue, 34th Floor, New York, New York 10022. Pengo Industries' principal business is acting as a holding company.

     C. Randall D. Smith. Mr. Randall Smith has his principal business address at 885 Third Avenue, 34th Floor, New York, New York 10002. Mr. Randall Smith's principal occupation is a an investor.

     D. John W. Adams. Mr. Adams has his business address at 885 Third Avenue, 34th Floor, New York, New York 10022. His principal employment is as the President of Smith Management.

     E. Jeffrey A. Smith. Mr. Jeffrey Smith's business address is 885 Third Avenue, 34th Floor, New York, New York 10022. Mr. Smith's principal employment is as Executive Vice President of Smith Management.


     The following persons are not reporting persons but are identified as they are intermediate controlling corporations, executive officers or directors of a reporting person:

     A. Caleb S. Smith. Mr. Smith's principal business address is 885 Third Avenue, 34th Floor, New York, New York 10022.

     B. Smith Management Company, Inc. ("Smith Management"). Smith Management is a New York corporation having its principal business offices at 885 Third Avenue, 34th Floor, New York, New York 10022. Smith Management's principal business is providing private investment advisory services.

     None of the individuals or entities identified above, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject

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to, federal or state securities laws or finding any violation with respect to such laws.  All natural persons identified above are United States citizens.


Item 3.  Source and Amount of Funds or Other Consideration.

     All of the shares acquired by Mr. Randall Smith (982,410 shares), Mr. Adams (163,735 shares) and Mr. Jeffrey Smith (163,735) (collectively, the "Farmout Shareholders") were beneficially acquired on June 12, 1996 pursuant to an agreement filed as Exhibit 6 to Amendment 5 to this Schedule 13D in consideration of which the Issuer purchased the shares of each of these persons in Farmout, Inc.

     All of the 3,846,441 shares of Common Stock (which 3,846,441 shares of Common Stock include 1,595,960 shares of Common Stock presently issuable upon conversion of 950,000 shares of Series B Convertible Preferred Stock (the "Preferred Stock")) beneficially owned by Pengo Securities were paid for out of Pengo Securities working capital. The aggregate purchase price paid by Pengo Securities for the 3,846,441 shares of Common Stock beneficially owned was $20,754,122.95. Included in this amount is the purchase price of the Preferred Stock which was acquired on July 31, 1996 for $9,500,000.

Item 4.   Purpose of Transaction.

     All of the shares of Common Stock and Preferred Stock owned by Pengo Securities and the Farmout Shareholders were acquired for investment purposes. Pengo Securities and the Farmout Shareholders intend to review their investment in the Issuer on a continuing basis and will take such actions as they deem appropriate to preserve and enhance the value of their investment. Depending upon Pengo Securities' and the Farmout Shareholders' evaluation of a variety of factors and future developments (including, without limitation, the Issuer's business and prospects, market prices of the Common Stock, availability and alternative uses of funds, as well as general and economic conditions), Pengo Securities and the Farmout Shareholders reserve the right to acquire additional shares of Common Stock, to dispose of some or all of their shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer to the extent they deem advisable.

     Pursuant to the Subscription Agreement between the Issuer and Smith Management dated May 12, 1994, Smith Management has the right to appoint (and has appointed) two representatives to the Issuer's Board of Directors.

     Except as set forth above, Pengo Securities has no present plans or proposals which relate to or would result in any matter of the type described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) The 3,846,441 shares of Common Stock beneficially owned by Pengo Securities (which 3,846,441 shares of Common Stock includes 1,595,960 shares of Common Stock issuable upon conversion of the 950,000 shares of Preferred Stock owned by Pengo Securities), constituting approximately 48.7% of the outstanding shares of Common Stock, may be deemed beneficially owned by each of Pengo Securities and Pengo Industries.

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          The shares of Common Stock owned by Mr. Randall Smith, 982,410 shares, constitute 15.6% of the outstanding shares of Common Stock of the Issuer; the shares of Common Stock owned by Mr. Adams, 163,735 shares, constitute 2.6% of the outstanding shares of the Issuer; and the shares of Common Stock owned by Mr. Jeffrey Smith, 163,735 shares, constitute 2.6% of the outstanding shares of the Issuer.

          Collectively, Pengo Securities, Mr. Randall Smith, Mr. Adams and Mr. Jeffrey Smith beneficially own 5,156,321 shares of Common Stock constituting 65.2% of the outstanding shares of the Issuer (including the 1,595,960 shares of Common Stock issuable upon conversion of the 950,000 Preferred Stock owned by Pengo Securities).

     (b) Each of Pengo Securities and Pengo Industries may be regarded as having the sole power to vote or to direct the vote to dispose or to direct the disposition of the shares of Common Stock reported in Item 5(a) above beneficially owned by Pengo Securities. Each of the Farmout Shareholders have the sole power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock reported in Item 5(a).

     (c) Except as described in Item 3, there have been no transactions by Pengo Securities, Pengo Industries or the Farmout Shareholders in the Common Stock during the sixty days ending June 12, 1996 or at any subsequent date until the date of this report.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the reporting persons or between the reporting persons and any person with respect to any securities of the Issuer other than the agreements filed as Exhibits pursuant to Item 7 below.


Item 7.   Material to be Filed as Exhibits.

     1. Subscription Agreement dated May 12, 1994 between Smith Management Company and the Issuer. (Previously filed)

     2. Amendment to Subscription Agreement dated September 16, 1994 between Smith Management Company and the Issuer. (Previously filed)

     3. Registration Rights Agreement dated September 21, 1994 between Energy Management Corporation and the Issuer. (Previously filed)

     4. Subscription Agreement between Inland Resources Inc. and Pengo Securities Corp. dated October 23, 1995. (Previously filed)

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     5.  Registration Rights Agreement dated as of November 6, 1995 between
Inland Resources, Inc. and Pengo Securities Corp.  (Previously filed)

     6. Agreement dated June 12, 1996 by and between Smith Management, Farmout Inc., Randall D. Smith, Jeffrey A. Smith, John W. Adams, the Issuer and Inland Production Company. (Previously filed.)

     7. Registration Rights Agreement dated as of June 12, 1996 by and between the Issuer, Smith Management, Randall D. Smith, Jeffrey A. Smith and John W. Adams. (Previously filed.)


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                            SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.


                                   PENGO INDUSTRIES, INC.



Dated:  January 14, 1997           By:  DAVID A. PERSING
                                 ________________________________

                                   Name:  David A. Persing
                                   Title: Senior Vice President


                                   PENGO SECURITIES CORP.



Dated:  January 14, 1997           By:  DAVID A. PERSING
                                 ________________________________

                                   Name:  David A. Persing
                                   Title: Senior Vice President



Dated:  January 14, 1997           RANDALL D. SMITH
                                 ________________________________
                                   Randall D. Smith



Dated:  January 14, 1997           JOHN W. ADAMS
                                 ________________________________
                                   John W. Adams



Dated:  January 14, 1997          JEFFREY A. SMITH
                                 ________________________________
                                   Jeffrey A. Smith